

February 2, 2023

Dustin Tacker
Chief Financial Officer
Minim, Inc.
848 Elm Street
Manchester, NH 03101

> **Re: Minim, Inc.**
> **Form 10-K/A for the Year Ended December 31, 2021**
> **Form 10-Q for the Quarter Ended September 30, 2022**
> **Form 8-K furnished November 10, 2022**
> **File No. 001-37649**

Dear Dustin Tacker:

We have reviewed your January 11, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 21, 2022 letter.

Form 10-K/A for the Year Ended December 31, 2021

Item 9A. Controls and Procedures
Management's Report on Internal Control over Financial Reporting, page 35

1. We note your response to prior comment 1. Please respond to us to explicitly state whether your internal controls over financial reporting are effective or not effective at December 31, 2021, in accordance with Item 308(a)(3) of Regulation S-K.

Form 10-Q for the Quarter Ended September 30, 2022
Item 4. Controls and Procedures, page 22

2. We note your response to prior comment 2, however we do not believe your response

completely responds to our comment. It is not clear how you determined your disclosure controls and procedures and internal controls over financial reporting were effective at September 30, 2022, in light of the previously disclosed material weaknesses. Please clearly explain to us the circumstances and changes that lead to effective controls at September 30, 2022 despite the disclosure that remediation of your material weaknesses has not yet been completed.

Form 8-K furnished November 10, 2022
Exhibit 99.1, page 7

3.   We note your response to prior comment 3 that the adjustment "GAAP sales net to revenue bookings" in your Adjusted EBITDA measure is required in the calculation of your debt covenants. However, we note that you currently do not present or discuss your debt covenants in your MD&A section. We believe that in order to use the exception in Item 10(e)(5) of Regulation S-K you would need to conclude that the covenant was material enough to be required to be disclosed within your Form 10-K such as within your MD&A section, and you would also need to include the disclosures indicated in Question 102.09 of the Non-GAAP Compliance and Disclosure Interpretations. Please revise or advise accordingly.

4.   Your response to prior comment 6 indicates that you believe the events are non-recurring as a result of the material weaknesses and related errors. However, the inventory costing error corrected your inventory balances as of December 31, 2021 and March 31, 2022, and presumably inventory costs going forward would be based on appropriate inventory balances. We do not believe it would be appropriate to adjust the margin or net income amounts to reflect what would have been the amount had the errors not been corrected. Additionally, we continue to have concerns about the adjustment related to the inventory reserves for one product. We continue to believe that this adjustment is not consistent with the guidance in Question 100.01 of the Staff's C&DI on Non-GAAP Financial Measures as we believe this type of inventory write-off or provision represents normal charges incurred by businesses. Please revise to remove these adjustments from your non-GAAP financial measures in future filings. We further note that you may disclose the impact of the error and the inventory provision by separately identifying and quantifying the amounts in footnote or other disclosure, without adjusting the gross margin or net income measure. Please revise accordingly.

You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing